SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549




                            FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) or 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                      MARSHALL INDUSTRIES
     (Exact Name of Registrant as Specified in Its Charter)


California                                     95-2048764
(State of incorporation or organization)      (IRS Employer
                                         Identification Number)


9320 Telstar Avenue, El Monte, California              91731-2895
(Address of principal executive offices)               (Zip Code)


     If this form relates to the    If this form relates to
     registration of a class of     the registration of a
     securities pursuant to         class of securities
     Section 12(b) of the           pursuant to Section 12(g)
     Exchange Act and is            of the Exchange Act and is
     effective pursuant to          effective pursuant to
     General Instruction A.(c),     General Instruction A.(d),
     please check the following     please check the following
     box. [X]                       box. [ ]



Securities Act registration statement file number to which this
form relates:                                    ________________
                                                 (If applicable)


Securities to be registered pursuant to Section 12(b) of the
Act:

       Title of Each Class            Name of Each Exchange on Which
       to be so Registered            Each Class is to be Registered



 Preferred Stock Purchase Rights          New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:


                              None
                        (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

          On February 5, 1999, the Board of Directors of Marshall Industries, a California corporation (the "Company"), declared a distribution of one Right for each outstanding share of common stock (the "Common Shares") of the Company. The distribution is to be made as of February 19, 1999 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company, initially, one one-thousandth of a share of Junior Participating Preferred Stock ("Preferred Shares") at a price of $100 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Union National Bank, as Rights Agent.

          Under the Rights Agreement, Preferred Shares purchasable upon exercise of the Rights will be entitled to dividends of 1000 times the dividends per share declared on the Common Shares and in the event of liquidation will be entitled to a minimum preferential liquidating distribution of $l000 per share and an aggregate liquidating distribution per share of 1000 times the distribution made per Common Share. The Preferred Shares will vote together with the Common Shares and in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share.

          Because of the Preferred Shares' dividend and liquidation rights, the value when issued of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common
Share.

          Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Company's general voting power other than pursuant to a Qualified Offer (as defined below), the date of such public announcement being called the "Stock Acquisition Date," or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Company's general voting power (the date of such earlier occurrence being called the "Distribution Date"), the Rights will be evidenced by the certificates representing the Common Shares and will be transferred with and only with the Common Shares. New certificates representing Common Shares issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference, and the surrender for transfer of any certificate for Common Shares, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on the tenth anniversary of the Record Date (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, as described below.

          The Purchase Price payable, the number of shares or other securities or property issuable upon exercise of the Rights and the number of outstanding Rights are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued upon the exercise of the Rights and in lieu thereof, a cash payment will be made based on the market price of the Company's common stock on the last trading date prior to the date of exercise.

          A "Qualified Offer" is a tender offer or exchange offer for all outstanding Common Shares which is determined by at least a majority of the members of the Board of Directors to be adequate and otherwise in the best interests of the Company and its shareholders.

          In the event that any person becomes an Acquiring Person other than by a purchase pursuant to a Qualified Offer, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will not be entitled to the benefit of such adjustment) will thereafter have the right to receive upon exercise that number of Common Shares or Common Share equivalents having a market value of two times the exercise price of the Right. For example, at a purchase price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding sentence would entitle its holder to purchase $200 worth of common stock of the Company (or other consideration, as noted above) for $100. Assuming that the Common Stock had a per share value of $25 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $100.

          In the event that, at any time after an Acquiring Person has become such, the Company is acquired in a merger or other business combination transaction (other than a merger which follows a Qualified Offer at the same or a higher price) or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

          At any time after an Acquiring Person has become such, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

          Up to and including the tenth business day after a Stock Acquisition Date, the Board of Directors of the Company may elect to redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by providing the Rights Agent with written notice of the proposed redemption at least 40 days prior to the proposed redemption date. Such notice of redemption may be cancelled by the Board of Directors of the Company at any time prior to the redemption date by the delivery of a subsequent notice to the Rights Agent cancelling the redemption. Immediately upon any redemption of the Rights, the right to exercise them will terminate and the only right of the holders will be to receive the Redemption Price.

          The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights at any time prior to the Distribution Date. Thereafter, subject to certain limitations set forth in the Rights Agreement, the Rights may be amended to make changes which do not adversely affect the interests of the holders of the Rights or which shorten or lengthen time periods (other than the forty (40) day notice period required for redemption of the Rights which may not be shortened).

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be subject to federal taxation to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired, or in a manner or on terms not approved by the Board of Directors. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the Board of Directors. Nor should the Rights interfere with any merger or other business combination approved by the Board of Directors.

          The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Exhibits attached hereto. The Rights Agreement, attached hereto as Exhibit 2.1, specifies the terms of the Rights and includes the Form of Right Certificate (Exhibit 1.1 hereto and Exhibit A to the Rights Agreement), the Summary of Rights to Purchase Junior Participating Preferred Stock (Exhibit B to the Rights Agreement) and the Form of Certificate of Determination of Junior Participating Preferred Stock (Exhibit C to the Rights Agreement). The Certificate of Determination of Junior Participating Preferred Stock is attached hereto as Exhibit 2.2. The form of the letter to be sent to the Company's shareholders describing the Rights is attached hereto as Exhibit 2.3. Each of the Exhibits attached hereto is incorporated herein by this reference.

Item 2.  Exhibits.

Exhibit No.    Description of Exhibit

1.1 Form of Right Certificate (included as Exhibit A to Exhibit 2.1 hereto).

2.1 Rights Agreement dated as of February 8, 1999 between Marshall Industries and First Union National Bank, as Rights Agent, including the Form of Right Certificate (Exhibit A), the Summary of Rights to Purchase Junior Participating Preferred Stock (Exhibit B) and the Form of Certificate of Determination of Junior Participating Preferred Stock (Exhibit C).

2.2            Certificate of Determination of Junior
               Participating Preferred Stock.

2.3 Form of letter to be sent to the Company's shareholders describing the Rights.

                            SIGNATURE



          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                             MARSHALL INDUSTRIES


Date: February 16, 1999     By:  /s/ Robert Rodin
                                ----------------------------
                                 Robert Rodin
                                 President and Chief Executive Officer
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